UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PIERIS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

720795103
(CUSIP Number)

June 24, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103	13G

1.	NAMES OF REPORTING PERSONS Novo Nordisk A/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,051,802
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,051,802
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,051,802
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% based on 39,759,530 outstanding common shares
12.	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

Pieris Pharmaceuticals, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Lise-Meitner-Strasse 30

85354 Freising-Weihenstephan

Germany

Item 2(a). Name of Person Filing:

Novo Nordisk A/S

Item 2(b). Address of Principal Business Office or, if None, Residence:

Novo Allé

DK – 2880, Bagsvaerd

Denmark

Item 2(c). Citizenship:

The Kingdom of Demark

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

720795103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 2,051,802

(b)	Percent of class: 5.2% based on 39,759,530 outstanding common shares

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See item 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See item 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See item 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See item 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2016
(Date)

/s/ Jesper Brandgaard
(Signature)

Jesper Brandgaard, Chief Financial Officer
(Name/Title)

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